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EXHIBIT 99.1

LUXOFT HOLDING, INC
Akara Building
24 De Castro Street
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

August 14, 2014
Dear Shareholder:

        You are cordially invited to attend our 2014 Annual Meeting of Shareholders to be held Friday, September 12, 2014, at 8:00 a.m. EDT, at 100 Wall Street, Fifth Floor, New York, New York 10005 (the "2014 Annual Meeting").

        If you owned our ordinary shares at the close of business on August 5, 2014, you are entitled to vote on the matters which are listed in the Notice of 2014 Annual Meeting of Shareholders (the "Notice").

        The Board of Directors recommends a vote "FOR" each of the proposals listed as Items 1 and 2 in the Notice.

        You may vote via the Internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card. If you attend the 2014 Annual Meeting, you may vote your shares in person, even if you have previously voted your proxy. Your vote is important, regardless of the number of ordinary shares you own or whether or not you plan to attend the 2014 Annual Meeting. Accordingly, whether or not you plan to attend the 2014 Annual Meeting, after reading the enclosed Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card to ensure that your shares will be represented and voted at the 2014 Annual Meeting.

        We are proud that you have chosen to invest in Luxoft Holding. On behalf of our management and directors, thank you for your continued support and confidence. We look forward to seeing you at our 2014 Annual Meeting.

                                                                                                                     /s/ Anatoly Karachinskiy
                                                                                                                          Anatoly Karachinskiy
                                                                                                                          Chairman of the Board

 LUXOFT HOLDING, INC
Akara Building
24 De Castro Street
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

Notice of 2014 Annual Meeting of Shareholders
August 14, 2014

TIME AND DATE	8:00 A.M. EDT, Friday, September 12, 2014
PLACE	100 Wall Street, Fifth Floor, New York, New York 10005
ITEMS OF BUSINESS

Item		Board Vote Recommendation
1.	To reelect the current directors to hold office until the next annual meeting of shareholders or until his/her successor is elected and qualified.	"FOR"
2.	To ratify the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2015.	"FOR"
3.	To transact such other business as may properly come before the 2014 Annual Meeting.	N/A

        The accompanying proxy statement describes these items in more detail. As of the date of this Notice, we have not received notice of any other matters that may be properly presented at the 2014 Annual Meeting.

RECORD DATE	The record date for the determination of the shareholders entitled to vote at the 2014 Annual Meeting, or any adjournments or postponements thereof, was the close of business on August 5, 2014.
INSPECTION OF LIST OF SHAREHOLDERS OF RECORD	A list of the shareholders of record as of August 5, 2014 will be available for inspection at the 2014 Annual Meeting.
VOTING
We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the 2014 Annual Meeting in person. You have three options for submitting your vote prior to the date of the Annual Meeting: Internet, telephone, or mail in accordance with instructions on your proxy card. PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD.

        A proxy statement describing the matters to be voted upon at the 2014 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about August 14,

2014, to all shareholders entitled to vote at the 2014 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.luxoft.com on or about August 14, 2014. If you plan to attend the 2014 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2014 Annual Meeting.

        Whether or not you plan to attend the 2014 Annual Meeting, it is important that your shares be represented and voted at the 2014 Annual Meeting. Accordingly, after reading the Notice and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by our transfer agent or at our office located at 100 Wall Street, Suite 503, New York, New York 10005 at least 48 hours prior to the appointed time of the 2014 Annual Meeting to be validly included in the tally of shares voted at the 2014 Annual Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

                                                                            By Order of the Board of Directors of Luxoft Holding, Inc:
                                                                                                                     /s/ Anatoly Karachinskiy
                                                                                                                     Anatoly Karachinskiy
                                                                                                                     Chairman of the Board

 PROXY STATEMENT
2014 ANNUAL MEETING OF SHAREHOLDERS

LUXOFT HOLDING, INC

GENERAL INFORMATION

        The Board of Directors (the "Board") of Luxoft Holding, Inc, a British Virgin Islands company ("we," "us," "Luxoft" or the "Company"), is soliciting proxies to be used at the annual meeting of shareholders (the "2014 Annual Meeting") of the Company to be held at 100 Wall Street, Fifth Floor, New York, New York 10005 on Friday, September 12, 2014, at 8:00 A.M. EDT and any postponement, adjournment or continuation thereof.

        This proxy statement (the "Proxy Statement") and the accompanying notice and form of proxy are first being distributed to shareholders on or about August 14, 2014. The Board is requesting that you permit your ordinary shares to be represented at the 2014 Annual Meeting by the persons named as proxies for the 2014 Annual Meeting.

        The proxy solicitation materials, including the Notice of 2014 Annual Meeting of Shareholders, this Proxy Statement, our annual report on Form 20-F for the fiscal year ended March 31, 2014, which includes our audited consolidated financial statements for the fiscal year ended March 31, 2014 (the "2014 Annual Report"), and the proxy card (collectively, the "Proxy Materials"), are being furnished to the holders of our Class A ordinary shares and our Class B ordinary shares, in connection with the solicitation of proxies by the Board for use in voting at the 2014 Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the 2014 Annual Meeting. Please read it carefully.

QUESTIONS AND ANSWERS ABOUT
THE 2014 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

        Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2014 Annual Meeting. As a shareholder, you are invited to attend the 2014 Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

        Our Board is soliciting your vote at the 2014 Annual Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

        Glen Granovsky, Dmitry Loshchinin and Natasha Ziabkina each have been designated as proxies for the 2014 Annual Meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2014 ANNUAL MEETING?

        There are two proposals that will be voted on at the 2014 Annual Meeting:

  1.
  To reelect the current directors specified in this Proxy Statement to hold office until the next annual meeting of shareholders or until his/her successor is elected and duly qualified; and

  2.
  To ratify the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2015.

HOW DOES THE BOARD RECOMMEND I VOTE?

        Our Board unanimously recommends that you vote:

  •
  "FOR" reelection of the current directors specified in this Proxy Statement (Proposal No. 1); and

  •
  "FOR" ratification of the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2015 (Proposal No. 2).

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2014 ANNUAL MEETING?

        If any other matters are properly presented for consideration at the 2014 Annual Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2014 Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2014 Annual Meeting.

WHO CAN VOTE AT THE 2014 ANNUAL MEETING?

        Shareholders of record at the close of business on August 5, 2014, the date established by the Board for determining the shareholders entitled to vote at our 2014 Annual Meeting (the "Record Date"), are entitled to vote at the 2014 Annual Meeting.

        On the Record Date, 9,092,750 shares of our Class A ordinary shares and 23,758,595 shares of our Class B ordinary shares were outstanding. Holders of Class A shares are entitled to one vote for each Class A share owned for each matter to be voted on at the 2014 Annual Meeting. As of the Record Date, holders of Class A ordinary shares are eligible to cast an aggregate of 9,092,750 votes at the 2014 Annual Meeting. Holders of Class B ordinary shares are entitled to ten votes for each Class B ordinary share owned for each matter to be voted on at the 2014 Annual Meeting. As of the Record Date, holders of Class B ordinary shares are eligible to cast an aggregate of 237,585,950 votes at the 2014 Annual Meeting.

        A list of the shareholders of record as of August 5, 2014 will be available for inspection at the 2014 Annual Meeting.

WHAT CONSTITUTES A QUORUM?

        A majority of our outstanding ordinary shares as of the record date must be present, in person or by proxy, at the 2014 Annual Meeting in order to conduct business. This is called a quorum. If there are not enough ordinary shares present both in person and by timely and properly submitted proxies to constitute a quorum, the 2014 Annual Meeting may be adjourned until such time as a sufficient number of shares are present. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A "SHAREHOLDER OF RECORD" AND A "BENEFICIAL OWNER" HOLDING SHARES IN STREET NAME?

        Shareholder of Record: You are a "shareholder of record" if your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC. The Proxy Materials are sent directly to a shareholder of record.

        Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee (a "Broker"), you are considered the "beneficial owner" of shares held in "street name" and your Broker is considered the shareholder of record. Your Broker forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your Broker how to vote your shares by completing the voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2014 Annual Meeting, but you may not vote these shares in person at the 2014 Annual Meeting unless you obtain a "legal proxy" from the Broker that holds your shares, giving you the right to vote the shares at the 2014 Annual Meeting.

HOW DO I VOTE?

        Shareholders of record can vote their shares in person, by attending the 2014 Annual Meeting, or by mail, by completing, signing and mailing a proxy card.

        If you are a beneficial holder because your ordinary shares are held in "street name" (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution's voting processes, including voting via the telephone or the Internet. Please contact the institution holding your ordinary shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

        It means that your ordinary shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

        Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows: "FOR" the election of Luxoft's director nominees set forth in this Proxy Statement (Proposal No. 1) and "FOR" the ratification of the appointment of Ernst & Young LLC as our independent registered public accounting firm for the fiscal year ending March 31, 2015 (Proposal No. 2). If you do not return a proxy, your shares will not be counted for purposes of determining whether a quorum exists and your shares will not be voted at the 2014 Annual Meeting.

        Beneficial Owners: If you are a beneficial holder and you do not give voting instructions to your Broker, your Broker may exercise discretionary authority to vote on matters that the New York Stock Exchange ("NYSE") determines to be "routine." Your Broker is not allowed to vote your shares on "non-routine" matters and this will result in a "broker non-vote" on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. The only item on the 2014 Annual Meeting agenda that may be considered routine is Proposal No. 2 relating to the Ratification of Appointment of the Independent Registered Public Accounting Firm for the fiscal year ending March 31, 2015; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

        If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2014 Annual Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2014 Annual Meeting, a valid, later-dated proxy. Attendance at the 2014 Annual Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2014 Annual Meeting. If you are a beneficial owner, you may change your vote by submitting new voting instructions to your Broker, or, if you have obtained a legal proxy from your Broker giving you the right to vote your shares, by attending the 2014 Annual Meeting and voting in person.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

        We will pay the cost of soliciting proxies for the 2014 Annual Meeting. Proxies may be solicited by our regular directors, executive officers and employees, without additional compensation, in person, or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2014 ANNUAL MEETING?

        Representatives of American Stock Transfer & Trust Company LLC, our inspectors of election, will tabulate and certify the votes. We plan to announce preliminary voting results at the 2014 Annual Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2014 Annual Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

        The affirmative vote of a majority of the shares present and entitled to vote, in person or by proxy, at the 2014 Annual Meeting is required to elect directors (Proposal No. 1) and to ratify the Audit Committee's appointment of Ernst & Young LLC as the Company's independent auditors for the year ending March 31, 2015 (Proposal No. 2).

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

        An "abstention" occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

        Abstentions will be counted as present for the purposes of the vote regarding Proposal No. 1 and Proposal No. 2, and therefore will have the same effect as a vote "AGAINST" each proposal.

        A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2014 Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposal. Broker non-votes do not count as votes "FOR" or "AGAINST" any proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2014 ANNUAL MEETING?

        If you plan to attend the 2014 Annual Meeting in person, you will need to bring proof of your ownership of ordinary shares, such as your proxy card or transfer agent statement, as of the close of business on August 5, 2014 and present an acceptable form of photo identification such as a passport or driver's license. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

        If you are a beneficial owner holding shares in "street name" through your Broker and you would like to attend the 2014 Annual Meeting, you will need to bring an account statement or other acceptable evidence of ownership of ordinary shares as of the close of business on August 5, 2014. In order to vote at the meeting, you may contact your Broker in whose name your shares are registered and obtain a legal proxy from your Broker and bring it to the 2014 Annual Meeting.

WHAT ARE THE FISCAL YEAR END DATES?

        Each of our fiscal years ends on March 31. This Proxy Statement provides information about the matters to be voted on at the 2014 Annual Meeting and additional information about Luxoft and its executive officers and directors.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

        Copies of our 2014 Annual Report, including consolidated financial statements as of and for the year ended March 31, 2014, the proxy card, the Notice and this Proxy Statement are available on our Company's website at http://www.luxoft.com. The contents of that website are not a part of this Proxy Statement.

        Additional copies of the 2014 Annual Report are available at no charge upon written request. To obtain additional copies of the 2014 Annual Report, please contact us at Luxoft Holding, Inc., Suite 503, New York, New York 10005, Attention: Corporate Secretary. The request must include a representation by the shareholder that as of our record date, August 5, 2014, such shareholder was entitled to vote at the 2014 Annual Meeting.

 PROPOSAL 1:
ELECTION OF DIRECTORS

        Our Memorandum and Articles of Association provide that the Board will consist of no fewer than two directors, and it does not specify the maximum number of directors. The exact number of members of the Board will be determined from time to time by resolution of a majority of our entire Board or by resolution of a majority of the votes of the holders of our Ordinary Shares. The Board currently consists of eight members.

        Our Board has nominated the director nominees identified below for re-election as directors at the 2014 Annual Meeting. These directors will hold office until the annual meeting of shareholders in 2015, or until his/her respective successor has been elected and qualified. The director nominees set forth below have consented to being named in this Proxy Statement as nominees for election as directors and have agreed to serve as directors if re-elected.

        We are soliciting proxies in favor of the re-election of the nominees identified below. Unless otherwise instructed, the proxy holders will vote the proxies received by them "FOR" the director nominees named below to serve until the next annual meeting of shareholders to be held in 2015. If the nominees are unable or decline to serve as directors at the time of the 2014 Annual Meeting, an event that the Company does not currently anticipate, proxies will be voted for any nominees designated by the Board to fill the vacancy. As of the date of this Proxy Statement, the Board has no reason to believe that the persons named below will be unable or unwilling to serve as nominees or as directors, if elected.

        Biographical information concerning the nominees appears below. Ages are correct as of July 14, 2014.

Name	Age	Position
Esther Dyson	62	Director
Glen Granovsky	52	Director
Marc Kasher	44	Director
Anatoly Karachinskiy	54	Director, Chairman of the Board
Thomas Pickering	82	Director
Dmitry Loshchinin	47	Director, Chief Executive Officer and President
Vladimir Morozov	58	Director
Sergey Matsotsky	52	Director

Director Nominees (All current Directors to be Re-elected in 2014)

        Esther Dyson has been a member of our Board since February 2014. Ms. Dyson is the founder of HICCup (Health Initiative Coordinating Council), a not-for-profit organization focused on community health, since May 2013. Previously, she worked as a technology analyst and a journalist at Forbes, New Court Securities and Oppenheimer & Co. Ms. Dyson worked as editor-in-chief for and was chairman of EDventure Holdings from 1983, until selling the company to CNET in 2004. Ms. Dyson is a member of the boards of 23andMe, Eventful, Meetup Inc., NewspaperDirect, PA Consulting, Personal Inc., Voxiva, WPP Group (WPPG), XCOR Aerospace, and Yandex (YNDX). She was the founding chairman of ICANN, the Internet Corporation for Assigned Names and Numbers (1998-2000). Between 1997 and 2013, Ms. Dyson was a member of the Advisory Board of IBS Group Holding Limited, an Isle of Man company and a shareholder of the Company ("IBS Group"). Ms. Dyson holds a BA in economics from

Harvard University and a certificate of training completion from Yuri Gagarin Cosmonaut Training Center, where she served as a backup to space tourist Charles Simonyi.

        Glen Granovsky has been a member of our Board since 2006. He has served as Director of IBS Group since 1999. He served as President and CEO of Luxoft USA, Inc. (formerly IBS USA, Inc.) between 2005 and 2010. Mr. Granovsky is also a Director of WB Services Inc., Discreet Management and Consulting Limited, The Custodians of Russian Culture Inc., Oradell Equities Inc., News 360 International Group Inc., Paramus Enterprises Ltd., RS-Technologies Ltd. and BXA Investments Ltd. Prior to joining us, Mr. Granovsky was head of the IT sales team at Intermicro Joint Venture and a manager at Asiatronics Limited, U.K. Mr. Granovsky holds a Master's degree in Applied Mathematics and Information Systems Management from Gubkin Russian State University of Oil and Gas.

        Marc Kasher has been a member of our Board since September of 2013. Mr. Kasher is a Managing Director at PineBridge Investments (formerly known as AIG Investments). Prior to PineBridge Investments, Mr. Kasher worked for USAID projects focused on privatization strategies in several countries of the former Soviet Union. Mr. Kasher currently serves or has in the past served as a director of several Pine Bridge Investments' portfolio companies, and also sits on the board of directors of New Media Distribution Company, a content producer for the Russian television market. Mr. Kasher holds a Master's Degree in Business Administration with a concentration in finance from Georgetown University, and a Bachelor of Arts degree from Tufts University.

        Anatoly Karachinskiy has been a member of our Board since 2013. Mr. Karachinskiy is the co-founder and CEO of our parent, IBS Group. Prior to founding IBS Group, Mr. Karachinskiy was the technical director of Intermicro Joint Venture. Mr. Karachinskiy has previously worked at PROSYSTEM, an Australian computer hardware company, and at the All-Union Research and Development Institute for Railroad Transport. Mr. Karachinskiy has been the chairman of the advisory board of IBS Group and is the chairman of the board of a number of IBS Group subsidiaries. Mr. Karachinskiy has a degree in systems engineering from the Moscow Institute of Railroad Engineers.

        Thomas Pickering has been a member of our Board since June 2013. Mr. Pickering is the Vice Chairman at international consulting firm, Hills & Company. He served as Senior Vice President for International Relations at the Boeing Company until his retirement in 2006. Prior to joining the Boeing Company, Mr. Pickering served as U.S. Under-Secretary of State for Political Affairs at the U.S. State Department. Mr. Pickering was U.S. ambassador to the Russian Federation, India, Israel, El Salvador, Nigeria, and the Hashemite Kingdom of Jordan. Mr. Pickering received a bachelor's degree in history from Bowdoin College and a master's degree from the Fletcher School of Law and Diplomacy at Tufts University.

        Dmitry Loshchinin has served as our Chief Executive Officer since our inception in 2000. Mr. Loshchinin also became a director of Luxoft in November of 2013. Mr. Loshchinin started his professional career as a software engineer in the early 1990's in Germany. Before joining us, Mr. Loshchinin served in management roles within leading software companies including Kerntechnik, Entwicklung, Dinamyk GmbH (KED), Siemens Nixdorf Informationssysteme, AG (SNI), and IBM Corp. In 1998, Mr. Loshchinin joined IBS Group, where he successfully implemented the "SAP R/3" enterprise resource planning software practice before taking charge of IBS Group's initiative to offer offshore software services. This initiative eventually became Luxoft. Mr. Loshchinin holds a Master of Science degree in Applied Math from Moscow State University and completed an executive education program at the University of Pennsylvania's Wharton School of Business.

        Vladimir Morozov has been a member of our Board since November 2013. Dr. Morozov has served as the Chief Operating Officer (COO) of IBS Group since 1998. Prior to working at IBS Group, Mr. Morozov worked at the Research Institute for Systems Development, and held executive positions with several service companies in Russia. Dr. Morozov holds a Ph.D in Mathematics, and graduated from the Computer Engineering and Cybernetics Department of Moscow State University.

        Sergey Matsotsky has been a member of our Board since November 2013. Mr. Matsotsky is a co-founder and Senior Vice President of IBS Group, and Chief Executive Officer of IBS IT Services. Prior to founding IBS Group, Mr. Matsotsky was the Commercial Director of a large Russian IT company. Mr. Matsotsky holds a degree in Automation and Applied Mathematics from the Gubkin Institute of Oil and Gas.

        See "What vote is required to approve each item?" and "What are abstentions and broker non-votes and how will they be treated?"

Recommendation

THE BOARD RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE

 PROPOSAL 2:
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

        The Audit Committee of the Board (the "Audit Committee"), which is composed entirely of independent directors, has selected Ernst & Young LLC, independent registered public accounting firm, to audit our financial statements for the fiscal year ending March 31, 2015. Ratification of the selection of Ernst & Young LLC by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2014 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Ernst & Young LLC, but may, in their discretion, retain Ernst & Young LLC. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

        Representatives from Ernst & Young LLC will be in attendance at the 2014 Annual Meeting via videoconference to respond to any appropriate questions and will have the opportunity to make a statement, if they so desire.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Independent Registered Public Accounting Firm Fees and Other Matters

        The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	Year ended March, 31,
	2013	2014
	(in thousands of U.S. dollars)
Audit Fees(1)	$228	$427
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	67
All Other Fees(4)	—	—

Total	$228	$494

(1)
"Audit fees" include fees for services performed by our independent public accounting firm in connection with our annual audit for the years ended March 31, 2013 and 2014, certain procedures regarding our quarterly financial results for the year ended March 31, 2014, the filing of our Form F-1, and consultation concerning financial accounting and reporting standards.

(2)
"Audit-Related Fees" related to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting, reporting standards and due diligence investigations in connection with our registration statement on Form F-1 for our initial public offering in June 2013 and the follow-on offering in November 2013.

(3)
"Tax fees" include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)
"Other fees" include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

        Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountants to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants. Our Audit Committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

        See "What vote is required to approve each item?" and "What are abstentions and broker non-votes and how will they be treated?"

Recommendation

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2015

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of June 30, 2014 by:

  •
  each person or entity that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

  •
  each of our directors and executive officers individually; and

  •
  all of our directors and executive officers as a group.

        The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2014, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on the 32,851,345 ordinary shares outstanding as of June 30, 2014, comprising 9,092,750 Class A shares and 23,758,595 Class B shares. All of our shareholders, including the shareholders listed below, have the same voting rights attached to the respective class of their ordinary shares. Our Class A ordinary shares have one vote per share. Our class B ordinary shares have ten votes per share. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder's address is c/o Luxoft Holding, Inc, Akara Bldg., 24 De Castro Street, Wickhams Cay 1, PO Box 3136, Road Town, Tortola, BVI.

	Shares Beneficially Owned
	Class A		Class B
					% of Total Voting Power
Name of Beneficial Owner	Shares	%	Shares(7)%
Principal Shareholders:
IBS Group Holding Limited(1)	239,838	2.6	22,540,155	94.9	91.5
Luxoft SOP Company S.A.(2)	239,838	2.6	—	—	*
Lord, Abbett & Co. LLC(3)	693,796	7.6	—	—	*
FMR LLC(4)	835,806	9.2	—	—	*
Morgan Stanley(5)	509,683	5.6	—	—	*
BlackRock, Inc.(6)	485,172	5.3	—	—	*
Executive Officers, Directors and Director Nominees
Anatoly Karachinskiy(1)	239,838	2.6	22,540,155	94.9	91.5
Przemyslaw Berend	4,737	*	—	—	*
Marc Kasher	—	—	—	—	—
Vladimir Morozov	—	—	—	—	—
Sergey Matsotsky	—	—	—	—	—
Mikhail Friedland	268,688	3.0	—	—	*
Glen Granovsky	6,312	*	—	—	*
Vadim Iasenik	18,516	*	—	—	*
Dmitry Loshchinin	170,207	1.9	1,218,440	5.1	5.0
Roman Trachtenberg	12,952	*	—	—	*
Roman Yakushkin	2,008	*	—	—	*
Thomas Pickering	—	—	—	—	—
Esther Dyson	—	—	—	—	—
Total for all executive officers and directors as a group (13 persons named above)	723,258	8.0	23,758,595	100.0	96.6

*
Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)
Based on information provided to the registrant by the reporting person. Includes 22,540,155 Class B ordinary shares held by IBS Group Holding Limited and 239,838 Class A ordinary shares held directly by Luxoft SOP Company S.A., which is an indirect wholly owned subsidiary of IBS Group Holding Limited, on behalf of participants in our equity plans. See Footnote 2. Mr. Anatoly Karachinskiy, the President and Chairman of the Advisory Board of IBS Group Holding Limited, owns 100% of BXA Investments Ltd., which owns 8,346,000 shares, or 36.4%, of IBS Group Holding Limited. Mr. Karachinskiy also owns 1,242,084 global depositary receipts each representing one share of IBS Group Holding Limited, or approximately 5.5% of IBS Group Holding Limited, deposited at The Bank of New York Mellon. Croyton Limited, which holds 4,472,078 shares, or 19.5%, of IBS Group Holding Limited, is the trustee for the IBS Group founders trust. Beneficiaries of this trust are, among others, Mr. Karachinskiy and Mr. Sergey Matsotsky. Mr. Karachinskiy may be deemed to have voting and investment power with respect to the shares IBS Group Holding Limited beneficially owns and, therefore, may be deemed to have beneficial ownership of such shares. The address for IBS Group is Kissack Court, 29 Parliament Street, IMS 1JA, Ramsey, Isle of Man.

(2)
Based on information provided to the registrant by reporting person, Includes 239,838 Class A ordinary shares held directly by Luxoft SOP Company S.A., which is an indirect wholly owned subsidiary of IBS Group. Our ordinary shares are issued to Luxoft SOP Company S.A. in connection with the vesting of options, and Luxoft SOP Company S.A. then transfers such shares to participants in accordance with the option agreements. The Compensation Committee of our Board of Directors has voting power over such shares in connection with its responsibilities of administering the equity plans.

(3)
Based on a Schedule 13G filed on February 14, 2014, as amended by Amendment No. 1 to Schedule 13G filed on July 10, 2014. Lord, Abbett & Co. LLC has sole voting power over 681,894 Class A ordinary shares and sole dispositive power over 693,796 Class A ordinary shares. The address of Lord, Abbett & Co. LLC is 90 Hudson Street, Jersey City, NJ 07302.

(4)
Based on a Schedule 13G/A filed on June 10, 2014. FMR LLC has sole voting power over 11,800 Class A ordinary shares and sole dispositive power over 835,806 Class A ordinary shares The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(5)
Based on a Schedule 13G filed on February 11, 2014. The address of Morgan Stanley entities is 1585 Broadway, New York NY 10036 and the address of Morgan Stanley Investment Management Inc. is 522 Fifth Avenue, New York, NY 10036.

(6)
Based on a Schedule 13G filed on January 31, 2014. The address of BlackRock, Inc. is 40 East 52nd Street, New York NY 10022.

(7)
The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to 10 votes per share and is convertible at any time at the option of the holder into one Class A ordinary share.

DOCUMENTS ON DISPLAY

        The Company's Annual Report on Form 20-F filed with the SEC on July 14, 2014 is available for viewing and downloading on the SEC's website at www.sec.gov as well as under the Investor Relations section of the Company's website at http://www.luxoft.com.

        The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company's filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company's SEC filings are also available to the public on the SEC's website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

 OTHER MATTERS

        We know of no other matters to be submitted at the 2014 Annual Meeting. If any other matters properly come before the 2014 Annual Meeting, it is the intention of the proxy holders to vote the shares they represent in accordance with their best judgment, unless you direct them otherwise in your proxy instructions.

        Whether or not you intend to be present at the 2014 Annual Meeting, we urge you to submit your signed proxy promptly.

/s/ Glen Granovsky
Glen Granovsky
Corporate Secretary
New York, New York
August 14, 2014

QuickLinks

  EXHIBIT 99.1
LUXOFT HOLDING, INC Akara Building 24 De Castro Street Wickhams Cay 1, Road Town Tortola, British Virgin Islands
LUXOFT HOLDING, INC Akara Building 24 De Castro Street Wickhams Cay 1, Road Town Tortola, British Virgin Islands
Notice of 2014 Annual Meeting of Shareholders August 14, 2014
TABLE OF CONTENTS
PROXY STATEMENT 2014 ANNUAL MEETING OF SHAREHOLDERS LUXOFT HOLDING, INC GENERAL INFORMATION
QUESTIONS AND ANSWERS ABOUT THE 2014 ANNUAL MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES
PROPOSAL 1: ELECTION OF DIRECTORS
THE BOARD RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE
PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLC AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2015
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DOCUMENTS ON DISPLAY
OTHER MATTERS